Free Writing Prospectus

Filed pursuant to Rule 433

Relating to the

Preliminary Prospectus Supplements each dated March 7, 2018 to the

Prospectus dated March 7, 2018

Registration No. 333-223487

Pricing Term Sheet

dated as of March 8, 2018

Guidewire Software, Inc.

Concurrent Offerings of

$360,000,000 Aggregate Principal Amount of 1.250% Convertible Senior Notes due 2025

(the “Convertible Notes Offering”)

and

2,285,714 Shares of Common Stock, par value $0.0001 per Share

(the “Common Stock Offering”)

The information in this pricing term sheet relates only to the Convertible Notes Offering and the Common Stock Offering (together, the “Offerings”) and should be read together with (i) the preliminary prospectus supplement dated March 7, 2018 relating to the Convertible Notes Offering (the “Convertible Notes Preliminary Prospectus Supplement”), including the documents incorporated by reference therein and (ii) the preliminary prospectus supplement dated March 7, 2018 relating to the Common Stock Offering (the “Common Stock Preliminary Prospectus Supplement” and, together with the Convertible Notes Preliminary Prospectus Supplement, the “Preliminary Prospectus Supplements”), including the documents incorporated by reference therein. Neither the Convertible Notes Offering nor the Common Stock Offering is contingent on the successful completion of the other offering. The information in this pricing term sheet supersedes the information in the Convertible Notes Preliminary Prospectus Supplement and the Common Stock Preliminary Prospectus Supplement to the extent inconsistent with the information therein. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Convertible Notes Preliminary Prospectus Supplement and the Common Stock Preliminary Prospectus Supplement, as the case may be. The Issuer has increased the size of the Convertible Notes Offering to $360,000,000 (or $400,000,000 if the underwriters’ option to purchase additional Notes is exercised in full). Each final prospectus supplement for the Offerings will reflect conforming changes relating to such increase in the size of the Convertible Notes Offering.

Issuer:	Guidewire Software, Inc.

Ticker / Exchange for Common Stock:	GWRE / The New York Stock Exchange (“NYSE”)

Pricing Date:	March 8, 2018

Trade Date:	March 9, 2018

Settlement Date:	March 13, 2018

Total Transaction Size:	Approximately $560.0 million in gross proceeds from the Common Stock Offering and Convertible Notes Offering (or approximately $630.0 million if the underwriters’ options to purchase additional shares of Common Stock and additional Notes are both exercised in full). The Common Stock Offering and the Convertible Note Offering are not cross-conditional.

Common Stock Offering

Shares Offered:	2,285,714 shares of Common Stock (or 2,628,571 shares if the underwriters’ over-allotment option to purchase an additional 342,857 shares of Common Stock is exercised in full)

Common Stock Outstanding:	79,564,874 shares immediately after the Common Stock Offering (assuming no exercise of the over-allotment option) based on 77,279,160 shares outstanding as of January 31, 2018

NYSE Last Reported Sale Price of Common Stock on March 8, 2018:	$88.22 per share

Public Offering Price:	$87.50 per share of Common Stock

Underwriting Discount:	$3.28125 per share of Common Stock Approximately $7.5 million in aggregate (approximately $8.6 million in aggregate if the underwriters’ over-allotment option is exercised in full)

Use of Proceeds:

The Issuer anticipates that the net proceeds of this offering will be approximately $191.8 million (or approximately $220.7 million if the underwriters exercise their over-allotment option in full), after deducting the underwriting discounts and commissions and estimated offering expenses related to the Common Stock Offering.

The Issuer intends to use the net proceeds from the Common Stock Offering for working capital and other general corporate purposes. The Issuer may also use a portion of the remaining net proceeds from the Common Stock Offering for acquisitions or strategic investments in complementary businesses or technologies, although the Issuer does not currently have any plans for any such acquisitions or investments. These expectations are subject to change.

Joint Book-Running Managers:	Goldman Sachs & Co. LLC J.P. Morgan Securities LLC Citigroup Global Markets Inc.

Lead Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Deutsche Bank Securities Inc.

Co-Managers:	Piper Jaffray & Co. William Blair & Company, L.L.C. JMP Securities LLC KeyBanc Capital Markets Inc. Stifel, Nicolaus & Company, Incorporated D.A. Davidson & Co.

Convertible Notes Offering

Notes:	1.250% Convertible Senior Notes due 2025 (the “Notes”)

Aggregate Principal Amount of Notes Offered:	$360,000,000 (or $400,000,000 if the underwriters’ over-allotment option is exercised in full)

Issue Price:	100%

Maturity:	March 15, 2025, unless earlier repurchased, redeemed or converted

Interest Rate:	1.250% per annum from March 13, 2018

Interest Payment Dates:	March 15 and September 15, beginning September 15, 2018

Conversion Premium:	30.0% above the Public Offering Price in the Common Stock Offering

Initial Conversion Rate:	8.7912 shares of Common Stock per $1,000 principal amount of Notes

Initial Conversion Price:	Approximately $113.75 per share of Common Stock

Underwriting Discount:	$30.00 per $1,000 principal amount of Notes $10.8 million in aggregate (or $12.0 million in aggregate if the underwriters’ over-allotment option is exercised in full)

Redemption:	The Issuer may not redeem the Notes prior to March 20, 2022. The Issuer may redeem for cash all or any portion of the Notes, at the Issuer’s option, on or after March 20, 2022, if the last reported sale price of the Common Stock has been at least 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive), including at least three trading days immediately preceding the date on which the Issuer provides notice of redemption, during any 30 consecutive trading day period ending on, and including, the trading day immediately preceding the date on which the Issuer provides notice of redemption at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date. No “sinking fund” is provided for the Notes.

Use of Proceeds:

The Issuer estimates that the net proceeds from the Convertible Notes Offering will be approximately $348.5 million (or approximately $387.3 million if the underwriters exercise their over-allotment option in full), after deducting the underwriting discounts and commissions and estimated offering expenses payable by the Issuer in the Convertible Notes Offering.

The Issuer expects to enter into capped call transactions with one or more of the underwriters and/or their respective affiliates or other financial institutions (the “option counterparties”). The Issuer intends to use approximately $33.5 million of the net proceeds from the Convertible Notes Offering to pay for the cost of the capped call transactions. The Issuer intends to use the remaining net proceeds from the Convertible Notes Offering for working capital and other general corporate purposes.

The Issuer may also use a portion of the proceeds from the Convertible Notes Offering for acquisitions or strategic investments in complementary businesses or technologies, although the Issuer has no current plans for any such acquisitions or investments. These expectations are subject to change. If the underwriters exercise their over-allotment option, the Issuer may use a portion of the proceeds from the sale of the additional Notes to enter into additional capped call transactions with the option counterparties and for working capital and other general corporate purposes.

Increase in Conversion Rate upon Conversion upon a Make-Whole Fundamental Change or during a Redemption Period:	If the effective date of a make-whole fundamental change occurs prior to the maturity date of the Notes or the Issuer gives a notice of redemption with respect to any or all of the Notes and, in each case, a holder elects to convert its Notes in connection with such make-whole fundamental change or during the related redemption period, as applicable, the following table sets forth the number of additional shares of Common Stock by which the conversion rate will be increased per $1,000 principal amount of Notes for each stock price and effective date or redemption notice date set forth below:

	Stock Price
Effective Date/Redemption Notice Date	$87.50	$95.00	$105.00	$113.75	$125.00	$135.00	$147.88	$175.00	$225.00	$275.00	$325.00
March 13, 2018	2.6373	2.2267	1.8013	1.5135	1.2270	1.0302	0.8347	0.5604	0.3019	0.1773	0.1063
March 15, 2019	2.6373	2.1839	1.7420	1.4462	1.1550	0.9578	0.7645	0.5002	0.2616	0.1519	0.0915
March 15, 2020	2.6373	2.1468	1.6828	1.3757	1.0779	0.8795	0.6886	0.4355	0.2195	0.1262	0.0766
March 15, 2021	2.6373	2.1022	1.6102	1.2895	0.9842	0.7853	0.5986	0.3616	0.1742	0.0994	0.0611
March 15, 2022	2.6373	2.0387	1.5110	1.1741	0.8617	0.6647	0.4869	0.2754	0.1261	0.0723	0.0454
March 15, 2023	2.6373	1.9457	1.3670	1.0091	0.6922	0.5038	0.3451	0.1773	0.0782	0.0463	0.0302
March 15, 2024	2.6373	1.8134	1.1395	0.7472	0.4369	0.2793	0.1680	0.0762	0.0354	0.0226	0.0154
March 15, 2025	2.6373	1.7352	0.7326	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock price and effective date may not be set forth in the table above, in which case:

•   If the stock price is between two stock prices in the table or the effective date or redemption notice date, as the case may be, is between two effective dates or redemption notice dates, as applicable, in the table, the number of additional shares by which the conversion rate will be increased will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later effective dates or redemption notice dates, as applicable, based on a 365-day year;

•   If the stock price is greater than $325.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate; and

•   If the stock price is less than $87.50 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate.

Notwithstanding the foregoing, in no event will the conversion rate per $1,000 principal amount of notes exceed 11.4285 shares of Common Stock, subject to adjustment in the same manner as the conversion rate as set forth under “Description of Notes — Conversion Rate Adjustments” in the Convertible Notes Preliminary Prospectus Supplement.

CUSIP Number / ISIN:	40171V AA8 / US40171VAA89

Joint Book-Running Managers:	Goldman Sachs & Co. LLC Citigroup Global Markets Inc. J.P. Morgan Securities LLC

Lead Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Deutsche Bank Securities Inc.

Co-Managers:	Piper Jaffray & Co. William Blair & Company, L.L.C. KeyBanc Capital Markets Inc. Stifel, Nicolaus & Company, Incorporated JMP Securities LLC

Changes to Information in the Preliminary Prospectuses

The following information summarizes information that updates information under the heading “Capitalization” in the applicable Preliminary Prospectus and that will be reflected in the applicable final prospectus for the applicable Offering under the heading “Capitalization”:

CAPITALIZATION

The following table sets forth our consolidated cash, cash equivalents and short-term investments and capitalization as of January 31, 2018:

•	on an actual basis; and

•	on an as adjusted basis to give effect to (1) the sale of 2,285,714 shares of Common Stock in the Common Stock Offering (assuming the underwriters in such Offering do not exercise their over-allotment option to purchase additional shares of Common Stock), based on a public offering price of $87.50 per share, after deducting underwriting discounts and estimated offering expenses payable by us in the Common Stock Offering, (2) the sale of the Notes in the Convertible Notes Offering (assuming the underwriters in the Convertible Notes Offering do not exercise their over-allotment option to purchase additional Notes), after deducting underwriting discounts and estimated offering expenses payable by us in the Convertible Notes Offering, and (3) the use of approximately $33.5 million of the net proceeds from the Convertible Notes Offering to pay the cost of the capped call transactions, and assuming, the aggregate remaining net proceeds from the Common Stock Offering and the Convertible Notes Offering are held as cash or cash equivalents.

You should read this table in conjunction with “Use of Proceeds” as well as our “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements, including the related notes, included in our Quarterly Report on Form 10-Q for the quarter ended January 31, 2018, which is incorporated by reference in the applicable Preliminary Prospectus Supplement.

	As of January 31, 2018
	Actual	As Adjusted
	(unaudited) (in thousands, except per share data)
Cash, cash equivalents and short-term investments	$505,178	$1,011,998

Debt:
1.250% convertible senior notes due 2025(1)	$—	$360,000

Total debt	$—	$360,000

Stockholders’ equity:
Preferred stock, $0.0001 par value—authorized, 25,000,000 shares; no shares issued and outstanding, actual and as adjusted	$—	$—
Common stock, $0.0001 par value—authorized, 500,000,000 shares; issued and outstanding, 77,279,160, actual; issued and outstanding, 79,564,874, as adjusted(2)	8	8
Additional paid-in capital(3)	993,559	1,500,379
Accumulated other comprehensive loss	(4,778)	(4,778)
Retained earnings	98,700	98,700

Total stockholders’ equity(3)	$1,087,489	$1,594,309

Total capitalization(3)	$1,087,489	$1,954,309

(1)	In accordance with Financial Accounting Standards Board Accounting Standards Codification 470-20, Debt with Conversion and Other Options (“ASC 470-20”), convertible debt that may be entirely or partially settled in cash (such as the notes being offered in the Convertible Notes Offering) is required to be separated into a liability and an equity component, such that interest expense reflects the issuer’s non-convertible debt interest cost. On the issuance date, the value of the conversion option of the notes, representing the equity component, will be recorded as additional paid-in capital within stockholders’ equity and as an original issue discount to the notes, which reduces their initial carrying value. The carrying value of the notes, net of the discount recorded, will be accreted up to the principal amount of the notes from the issuance date until maturity. ASC 470-20 does not affect the actual amount that we are required to repay. The amount shown in the table above for the notes is the aggregate principal amount of the notes, without reflecting the debt discount for the value of the conversion option as well as the underwriters’ discounts and our estimated offering expenses related to the Convertible Notes Offering.
(2)	The number of shares of Common Stock issued and outstanding in the actual and as adjusted columns in the table above excludes:

•	632,174 shares of Common Stock issuable upon the exercise of options outstanding as of January 31, 2018, with a weighted average exercise price of $20.48 per share;

•	3,410,747 shares of Common Stock issuable upon the vesting of outstanding RSUs as of January 31, 2018;

•	21,728,177 shares of our Common stock reserved for future issuance under our 2011 Stock Plan as of January 31, 2018 and any future increase in shares reserved for issuance under such plan; and

•	the shares of Common Stock reserved for issuance upon conversion of the Notes.

(3)	The issuance of the Notes in the Convertible Notes Offering (after giving effect to the application of ASC 470-20 as described in note (1) above) will result in an increase to additional paid-in capital and, therefore, an increase in total stockholders’ equity and total capitalization. However, amounts shown in the table above do not reflect the application of ASC 470-20 to the notes. Additionally, any paid-in capital and, therefore, total stockholders’ equity and total capitalization do not reflect the reduction from the cost of the capped call transactions that are expected to be accounted for as equity instruments and not as derivatives.

The Issuer has filed a registration statement (including a prospectus and related preliminary prospectus supplements for the offerings) with the U.S. Securities and Exchange Commission (the “SEC”) for the offerings to which this communication relates. Before you invest, you should read the Convertible Notes Preliminary Prospectus Supplement or the Common Stock Preliminary Prospectus Supplement, as the case may be, the related base prospectus and the other documents the Issuer has filed with the SEC that are incorporated by reference into the Convertible Notes Preliminary Prospectus Supplement or the Common Stock Preliminary Prospectus Supplement for more complete information about the Issuer, the Convertible Notes Offering and the Common Stock Offering. You may get these documents for free by visiting EDGAR on the SEC’s website at http://www.sec.gov. Alternatively, copies may be obtained from Attention: Prospectus Department, 200 West Street, New York, New York 10282 (telephone: (866) 471-2526 or email: prospectus-ny@ny.email.gs.com); J.P. Morgan Securities LLC c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 (telephone: (866) 803-9204 or email: prospectus-eq_fi@jpmchase.com; or Citigroup Global Markets Inc. c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 (telephone: (800) 831-9146 or email: prospectus@citi.com.

This communication should be read in conjunction with the Convertible Notes Preliminary Prospectus Supplement or the Common Stock Preliminary Prospectus Supplement, as the case may be, and the related base prospectus. The information in this communication supersedes the information in the Convertible Notes Preliminary Prospectus Supplement and the Common Stock Preliminary Prospectus Supplement, as the case may be, and the related base prospectus to the extent it is inconsistent with the information in such preliminary prospectus supplement or the related base prospectus.

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